For immediate release	Exhibit No. 99.1

FAIRMONT HOTELS & RESORTS INC.
ANNOUNCES APPOINTMENT OF DIRECTOR

TORONTO, July 28, 2005 - Fairmont Hotels & Resorts Inc. (“FHR”)(TSX/NYSE: FHR) is pleased to announce the appointment of Ms. Christine Cross to FHR’s Board of Directors.

Ms. Cross is President of Christine Cross Ltd., an advisory firm based in the United Kingdom that provides consulting services to businesses in the retailing and manufacturing sectors. Prior to assuming her current role in June 2003, Ms. Cross held a number of positions of increasing responsibility at Tesco plc, a leading international retailer. At Tesco, she was involved in the development of its private label brand, the establishment of its non-food business and global business development. Ms. Cross brings a wealth of business development and European business experience to FHR’s Board of Directors. Ms. Cross is also a Director of Sobeys Inc., George Wimpey plc and Next plc. Ms. Cross is replacing Mr. Terence P. Badour, who has resigned from FHR’s Board of Directors.

About Fairmont Hotels & Resorts Inc.
FHR is a leading owner/operator of luxury hotels and resorts. FHR’s managed portfolio consists of 88 luxury and first-class properties with approximately 33,000 guestrooms in the United States, Canada, Mexico, Bermuda, Barbados, United Kingdom, Monaco, Kenya and the United Arab Emirates as well as two vacation ownership properties managed by Fairmont Heritage Place. FHR owns Fairmont Hotels Inc., North America’s largest luxury hotel management company, as measured by rooms under management, with 50 distinctive city center and resort hotels including The Fairmont San Francisco, The Fairmont Banff Springs and The Fairmont Scottsdale Princess. FHR also owns Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 27 properties and an approximate 24% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties. FHR owns FHP Management Company LLC, a private residence club management company that operates Fairmont Heritage Place, a vacation ownership business.

Contact:	Denise Achonu Executive Director Investor Relations Tel: 416.874.2485 Email: investor@fairmont.com Website: www.fairmont.com